UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. announces consolidated results for the first half (“1H22”) and second quarter of fiscal year 2022 (“2Q22”).

Contacts: Luis Fernando Rial Ubago (5411) 5112 7218 Tomás Pellicori (5411) 5524 7692	Market Cap (NYSE: TEO): US$1,981.4 million*

Telecom Argentina S.A.

announces consolidated results for the first half (“1H22”) and second quarter of fiscal year 2022 (“2Q22”) **

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of June 30, 2018 inclusive. Accordingly, the reported figures corresponding to 1H22 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1H22 and vs. 1H21 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of June 30 of 2022 and 2021, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 10.

▪	The results included for comparative purposes (June 2021) contain the effect of the year over year inflation as of June 2022, which was 64.0%.

▪	Consolidated Revenues amounted to P$264,577 million in 1H22 (-10.4% in constant currency vs. 1H21), in a context of high inflation. Service Revenues totaled P$247,527 million (-9.7% in constant currency vs. 1H21).

▪	Mobile clients in Argentina reached 20.1 million in 1H22 (+0.8 million vs. 1H21), cable TV subscribers totaled approximately 3.5 million (-27 thousand vs. 1H21), while broadband accesses amounted to almost 4.2 million (-6 thousand vs. 1H21).

▪	Operating Income before Depreciation and Amortization amounted to P$80,846 million in 1H22 (-19.5% vs. 1H21), while our operating margin before D&A was 30.6%.

▪	The Company’s Net Income amounted to P$31,879 million in 1H22 (vs. a loss of $2,742 million in 1H21). Our net financial results were positive and totaled P$38,691 million, while income tax charge was positive in P$1,579 million.

▪	Investments (including rights of use assets) reached P$45,219 million in 1H22, equivalent to 17.1% of our Consolidated Revenues.

▪	Net Financial Debt amounted to P$312,116 million in 1H22 (+0.5% in constant currency vs. 1H21).

*Market Cap as of August 8th, 2022

**Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of June 30, 2022	IAS 29 As of June 30, 2021	Δ $	Δ %
Consolidated Revenues	264,577	295,198	(30,621)	-10.4%
Operating Income before D&A	80,846	100,445	(19,599)	-19.5%
Operating Income (loss)	(8,535)	8,698	(17,233)	-198.1%
Net income before income tax expense	30,300	39,372	(9,072)	-23.0%
Net income (loss) attributable to Controlling Company	31,260	(3,288)	34,548	-
Shareholders' equity attributable to Controlling Company	734,470	780,007	(45,537)	-5.8%
Net Financial Debt	(312,116)	(310,488)	(1,628)	0.5%
Investments in PP&E, intangible assets & rights of use assets *	45,219	68,389	(23,170)	-33.9%

Fixed lines in service (in thousand lines) ***	2,169	2,625	(456)	-17.4%
Mobile customers (in thousand)	22,349	21,439	910	4.2%
Personal (Argentina)	20,062	19,256	806	4.2%
Núcleo (Paraguay) -including Wimax customers-	2,287	2,184	103	4.7%
Broadband accesses in Argentina (in thousand)	4,228	4,234	(6)	-0.1%
Pay TV Subscribers (in thousand)	3,517	3,545	(27)	-0.8%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	1,015.1	1,076.7	(61.6)	-5.7%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	779.2	861.2	(82.0)	-9.5%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	2,240.0	2,365.1	(125.1)	-5.3%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	2,239.3	2,602.2	(362.9)	-13.9%

* (in constant measuring unit – includes $6.526 million corresponding to additions of rights of use assets as of June 30, 2022)

**(Figures may not add up due to rounding)

*** (does not include IP telephony lines, which as of June 30, 2022 amounted to approximately 916 thousand)

Consolidated Revenues	EBITDA
(in million P$)	(in million P$)

IAS 29 Adjustment (Inflation)	EBITDA Margin

EBIT	Net Income (Loss)
(in million P$)	(in million P$)

IAS 29 Adjustment (Inflation)

Buenos Aires, August 9, 2022 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BYMA: TECO2), announced today a net income of P$31,879 million for the period ended June 30, 2022 (+P$34,621 million vs. 1H21). The net income attributable to the controlling company was P$31,260 million (+P$34,548 million vs. 1H21).

Comparative figures for the previous fiscal year have been restated so that the resulting information is presented in the current measurement unit as of June 30, 2022.

The following table shows the evolution of the consumer price index (National CPI - according to INDEC’s official statistics) as of June 30, 2022 and as of December 31, 2021 and 2020, which were used to restate the figures in constant currency:

	As of December 31, 2020	As of December 31, 2021	As of June 30, 2021	As of June 30, 2022
Price Index Variation
Annual	36.1%	50.9%	50.2%	64.0%
3 month cumulative (since Mar-22)	n/a	n/a	11.0%	17.3%

During the 1H22, Consolidated Revenues amounted to P$264,577 million, from which Service Revenues totaled P$247,527 million.

	IAS 29 1H22	IAS 29 IH21	Δ $	Δ %
Consolidated Revenues (MMP$)	264,577	295,198	(30,621)	(10.4%)
Net Income (loss) attributable to Controlling Company (MMP$)	31,260	(3,288)	34,548	-
Net income (loss) attributable to Controlling Company per Share (P$)	14.5	(1.5)	16.0
Net income (loss) attributable to Controlling Company per ADR (P$)	72.6	(7.6)	80.2
Operating income before D&A *	30.6%	34.0%
Operating income (loss)*	-3.2%	2.9%
Net income (loss)*	12.0%	-0.9%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H22 and 1H21

Consolidated Operating Revenues

Mobile Services

As of June 30, 2022, total mobile customers in Argentina and Paraguay amounted to 22.3 million. In 1H22, total mobile services revenues represented P$103,718 million (-P$5,944 million vs. 1H21).

Mobile Services in Argentina

As of June 30, 2022, total mobile subscribers amounted to more than 20.1 million (+0.8 million vs. 1H21). Postpaid clients represented 42% of our subscriber base.

In 1H22, mobile service revenues in Argentina amounted to P$94,957 million (-2.7% vs 1H21). Mobile internet revenues were 87% of mobile service revenues. The average monthly revenue per user (‘ARPU’ – restated in constant currency as of June 30, 2022) amounted to P$779.2 during 1H22 (-9.5% vs. 1H21). The effect generated by the inflation adjustment as of June 30, 2022 (included in the ARPU) amounted to P$95.6 and P$379.9, for 1H22 and 1H21, respectively. Mobile churn was 2.4% (vs. 1.5% in 1H21).

Commercial Initiatives

The Company continued to enhance its customers’ mobile Internet experience through the deployment of the 4G and 4G+ network throughout the country, reaching more than 14.6 million customers with 4G devices. During 1H22, the traffic carried by 4G technologies represented 95% of total traffic.

Personal in Paraguay (‘Núcleo’)

As of June 30, 2022, Núcleo’s subscriber base reached 2.3 million clients. Prepaid and postpaid customers represented 81% and 19%, respectively.

Núcleo´s mobile service revenues during 1H22, amounted to P$8,761 million (-27.1% vs. 1H21), mainly due to a decrease in ARPU measured in constant pesos, which was partially offset by the appreciation of the Guaraní against the Argentine peso.

Cable TV Services

Cable TV service revenues were P$48,849 million in 1H22 (-P$9,635 million vs. 1H21). Cable TV subscribers totaled approximately 3.5 million (-27 thousand vs. 1H21). The monthly Cable TV ARPU (restated in constant currency as of June 30, 2022) reached P$2,240.0 during 1H22 (vs P$2,365.1 in 1H21). The effect generated by the restatement in terms of the measuring unit as of June 30, 2022 included in ARPU amounts to P$281.7 and P$1,046.6, for the 1H22 and 1H21, respectively. The average monthly churn during 1H22 and 1H21 was 1.3% and 1.0%, respectively.

Flow continued to strengthen its content offering by incorporating new products in music, national and international films, and gaming.

Additionally, we launched our new ISDB-T solution for analog pay TV customers, which allows the upgrade of their classic cable connection to digital without the need for a decoder box.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$33,404 million in 1H22 (-P$9,041 million vs. 1H21).

The monthly fixed voice ARPU (restated in constant currency as of June 30, 2022) reached P$1,015.1 (vs. P$1,076.7 in 1H21). The effect generated by the restatement in terms of the measuring unit as of June 30, 2022, included in the ARPU amounted to P$131.7 and P$477.5 for the 1H22 and 1H21, respectively.

Regarding the B2B business, the corporate segment launched a new comprehensive communication campaign for its vertical Cloud during the quarter, focusing on the evolution and growth of the customers’ e-commerce, logistics and stock platforms, among others.

Internet Services

Internet services revenues totaled P$59,308 million during 1H22 (-P$2,243 million vs. 1H21). As of June 30, 2022, total broadband accesses reached approximately 4.2 million (-6 thousand vs. 1H21).

Additionally, broadband ARPU (restated in constant currency as of June 30, 2022) amounted to P$2,240.0 per month in 1H22 (vs. P$2,365.1 in 1H21). The effect generated by the restatement in terms of the measuring unit as of June 30, 2022, included in the ARPU amounted to approximately P$281.7 and P$1,046.6, for the 1H22 and 1H21, respectively.

The average monthly churn rate for the 1H22 was 1.5% (unchanged compared to 1H21). As of 1H22, 77% of our total customer base had a broadband service of 50Mb or higher (this percentage was 63% as of 1H21).

Revenues from equipment sales

Equipment revenues amounted to P$17,050 million (-P$4,458 million vs. 1H21). Said decrease was mainly due to a lower volume of handsets sold (-17%), which have increased their average price.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$273,112 million in 1H22 (-P$13,388 million or -4.7% vs. 1H21). Excluding D&A and impairment of fixed assets, operating costs experienced a reduction of 5.7%.

Our costs breakdown was as follows:

- Employees benefits and severance payments: P$60,519 million (+4.8% vs. 1H21). Total employees amounted to 22,385 as of 1H22.

- Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits) were P$8,118 million (-25.5% vs. 1H21). This saving was mainly due to a new business dynamic that optimizes our links and sites which has offset the increase in prices of those services which are denominated in US dollars.

- Fees for services, maintenance, materials and supplies: P$30,711 million (-8.7% vs. 1H21). This decrease is mainly explained by lower maintenance and material costs of $2,717 million vs. 1H21.

- Taxes and fees paid to regulatory authorities: P$20,370 million (-10.9% vs. 1H21). This decrease was mainly due to lower sales during 1H22 vs 1H21. These costs represent 7.7% of total revenues as of 1H22 and 1H21.

- Commissions and advertising (commissions paid to agents, collection fees and other commissions): P$14,765 million (-10.4% vs. 1H21). Said decrease was mainly explained by a reduction in advertising costs.

- Cost of handsets sold: P$12,456 million (-17.6% vs. 1H21). These costs decreased mainly due to lower volume of handsets sold (-17% vs. 1H21), notwithstanding the increase in purchase prices.

- Programming and content costs: P$12,456 million (-18.7% vs. 1H21). Said reduction was mainly generated by commercial efficiencies, which were partially offset by price increases in almost all of our broadcasting signals.

- Other Costs totaled P$20,073 million (+14.9% vs. 1H21). Bad debt expenses reached P$13,619 million (+10.1% vs. 1H21).

Our bad debt ratio was 2.4% as of June 30, 2022 (vs. 1.7% in 1H21). The increase was mainly explained by the harder economic situation in Argentina, which has a direct impact on our clients´ incomes. During 2Q22, the bad debt ratio has improved, decreasing to 2.1%.

Other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity) totaled P$13,619 million (+10.1% vs. 1H21). This increase was mainly related to higher lawsuits and other contingency charges, partially offset by lower energy costs, rental charges, and internet capacity.

- Depreciation, amortization and impairment of fixed assets amounted to P$89,381 million (-2.6% vs. 1H21). This charge includes the impact of the amortization of assets incorporated after June 30, 2021, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) were P$38,691 million in 1H22 (vs. P$30,485 million in 1H21), mainly due to:

in million of P$	1H21	1H22	Var
RECPAM	12,705	26,311	13,606
Net Interests	(12,606)	(1,965)	10,641
FX results	37,643	27,710	(9,933)
Results of investments	(1,540)	(9,320)	(7,780)
Others	(5,717)	(4,045)	1,672
Total	30,485	38,691	8,206

Income Tax

Our income tax includes the following effects:

(i)       the tax to be paid according to local tax legislation,

(ii)      the effect of applying the deferred tax method on temporary differences generated when comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment, and

(iii)    the effects mentioned in Note 13 to the consolidated financial statements as of June 30, 2022.

Our income tax amounted to a positive amount of P$1,579 million in 1H22 (vs. a loss of P$42,114 million in 1H21). The tax paid according to item (i) was P$18,772 million in 1H22 (vs. P$8,778 million in 1H21) and the income tax effect related to the application of the deferred tax method described in item (ii) was a gain of P$20,351 million in 1H22 (vs. a loss of P$33,326 million in 1H21).

Consolidated Net Financial Debt

As of June 30, 2022, our net financial debt (cash, cash equivalents plus financial investments and financial NDF & interest rate swaps minus loans) amounted to P$312,116 million, increasing P$1,628 million (+0.5%) when compared to the consolidated net financial debt as of June 30, 2021 adjusted by inflation.

Investments in PP&E, intangible assets and rights of use assets

During the 1H22, the Company invested (including rights of use assets) P$45,219 million (-33.9% vs. 1H21). Said investments represented 17.1% of consolidated revenues in 1H22, and were focused on:

•	Projects related to the expansion of internet and television services to improve our transmission and access speed.

•	Deployment and modernization of our 4G mobile access sites, supporting the growth in the coverage of our mobile network.

•	Extension of our transmission and transport networks in order to unify the different access technologies and to consolidate the deployment of last-mile networks with FTTH (Fiber to the home) architecture.

•	New customer contact systems.

Additionally, during the 2Q22 we announced new investments in the city of Mendoza, and in other locations in the Province of Buenos Aires such as Junín and General Villegas, which include the deployment of fiber optics and new mobile sites.

Relevant financial events of the period

Acquisition of Negocios y Servicios S.A.

On June 1, 2022, Telecom Argentina has acquired all of the shares representing the capital of the company Negocios y Servicios S.A. (“Negocios y Servicios”), a company incorporated in the Province of Mendoza, which provides internet services in the cities of San Martín, Junín, Rivadavia and Santa Rosa of said province.

Reserve withdrawal and Dividend Distribution

On June 2, 2022, in exercise of the authority delegated by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, the Board of Directors of Telecom Argentina resolved:

1.	To partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company's current level of solvency” in the amount of P$31,633,589,053.

2.	To distribute dividends in kind as follows: (i) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (the “2030 Global Bonds”), for a nominal value of US$411,145,986, and (ii) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014, at a ratio of US$0.190903225 2030 Global Bonds and US$0.048221476 2035 Global Bonds per share of the Company.

Export credit facility with Export Development Canada (EDC)

On June 14, 2022, the Company received a disbursement of US$17 million, equivalent to P$2,090 million, which will mature in December 2026.

Relevant events after June 30, 2022

International Finance Corporation Loan

On July 15, 2022, under the loan agreement entered into between the Company and the International Finance Corporation ("IFC") on June 28, 2022, the Company received from IFC a disbursement amounting to US$184,500,000, which amortization schedule will end in August 2029.

Term Loan Cancellation

On July 18, 2022, in connection with the loan agreement entered into October 8, 2018 between the Company and a syndicate of foreign banks whose administrative agent is Citibank N.A. (the "Loan"), the Company has cancelled the total amount of the principal remaining under the Loan for US$140,000,000 plus accrued and unpaid interest.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2022, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago (5411) 5112 7218	Tomás Pellicori (5411) 5524 7692	Pablo Lorenzo (5411) 2482 6817

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2022

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of June 2022)

	06/30/22	12/31/21	Δ $	Δ %
Cash and cash equivalents	21,515	27,025	(5,510)	-20.4%
Financial Investments	4,818	14,685	(9,867)	-67.2%
Trade receivables	26,788	30,707	(3,919)	-12.8%
Other Receivables	13,110	12,043	1,067	8.9%
Inventories	4,822	4,242	580	13.7%
Assets held for sale	657	-	657	-
Total current assets	71,710	88,702	(16,992)	-19.2%
Trade receivables	92	99	(7)	-7.1%
Goodwill	516,657	516,150	507	0.1%
Property, plant and equipment ('PP&E')	576,367	614,282	(37,915)	-6.2%
Intangible assets	186,026	196,215	(10,189)	-5.2%
Right-of-use assets	44,208	45,496	(1,288)	-2.8%
Other Receivables	7,531	8,127	(596)	-7.3%
Total non-current assets	1,330,881	1,380,369	(49,488)	-3.6%
TOTAL ASSETS	1,402,591	1,469,071	(66,480)	-4.5%
Trade payables	57,435	67,029	(9,594)	-14.3%
Financial debt	92,751	88,320	4,431	5.0%
Salaries and social security payables	22,821	30,312	(7,491)	-24.7%
Income tax liabilities	23,492	18,962	4,530	23.9%
Taxes payables	5,541	5,395	146	2.7%
Dividend Payable	435	0	435	-
Lease liabilities	8,043	8,346	(303)	-3.6%
Other liabilities	3,907	4,160	(253)	-6.1%
Provisions	2,148	2,922	(774)	-26.5%
Total current liabilities	216,573	225,446	(8,873)	-3.9%
Trade payables	657	1,493	(836)	-56.0%
Financial debt	245,698	275,097	(29,399)	-10.7%
Salaries and social security payables	2,060	2,104	(44)	-2.1%
Deferred income tax liabilities	163,962	184,121	(20,159)	-10.9%
Taxes payables	21	0	21	-
Lease liabilities	14,586	17,409	(2,823)	-16.2%
Other liabilities	2,146	1,703	443	26.0%
Provisions	11,591	13,036	(1,445)	-11.1%
Total non-current liabilities	440,721	494,963	(54,242)	-11.0%
TOTAL LIABILITIES	657,294	720,409	(63,115)	-8.8%

Equity attributable to Controlling Company	734,470	736,992	(2,522)	-0.3%
Non-controlling interest	10,827	11,670	(843)	-7.2%
TOTAL EQUITY	745,297	748,662	(3,365)	-0.4%
TOTAL LIABILITIES AND EQUITY	1,402,591	1,469,071	(66,480)	-4.5%

2-	Consolidated Loans
(Monetary items)

	06/30/22	12/31/21	Δ $	Δ %
Bank overdrafts - principal	15,703	16,589	(886)	-5.3%
Bank and other financial entities loans - principal	47,704	44,354	3,350	7.6%
Notes - principal	2,660	-	2,660	-
NDF	38	252	(214)	-84.9%
Loans for purchase of equipment	4,372	4,894	(522)	-10.7%
Accrued interest and related expenses	22,274	22,231	43	0.2%
Total Current Loans	92,751	88,320	4,431	5.0%
Notes - principal	144,673	151,625	(6,952)	-4.6%
Bank and other financial entities loans - principal	65,263	78,620	(13,357)	-17.0%
NDF	-	-	-	-
Loans for purchase of equipment	4,380	5,332	(952)	-17.9%
Accrued interest and related expenses	31,382	39,520	(8,138)	-20.6%
Total Non Current Loans	245,698	275,097	(29,399)	-10.7%
Total Loans	338,449	363,417	(24,968)	-6.9%

Cash and cash equivalents, and Financial Investments	26,333	41,710	(15,377)	-36.9%
Net Financial Debt	(312,116)	(321,707)	9,591	-3.0%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2022

(In million of Argentine pesos)

3- Segment Information

(Segment information for periods ended as of June 30 of 2022 and 2021 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of June 30, 2022	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	216,623	31,358	247,981	15,509	2,200	17,709	(1,113)	264,577
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(150,876)	(23,527)	(174,403)	(9,119)	(1,322)	(10,441)	1,113	(183,731)
Operating income before D&A	65,747	7,831	73,578	6,390	878	7,268	-	80,846
Depreciation, amortization and impairment of fixed assets								(89,381)
Operating loss								(8,535)
Earnings from associates								144
Debt financial expenses								24,989
Other financial results, net								13,702
Net income before income tax expenses								30,300
Income tax expense								1,579
Net Income								31,879
Attributable to:
Controlling Company								31,260
Non-controlling interest								619

As of June 30, 2021	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	153,205	121,161	274,366	12,441	9,823	22,264	(1,432)	295,198
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(99,867)	(82,606)	(182,473)	(7,669)	(6,043)	(13,712)	1,432	(194,753)
Operating income before D&A	53,338	38,555	91,893	4,772	3,780	8,552	-	100,445
Depreciation, amortization and impairment of fixed assets								(91,747)
Operating income								8,698
Earnings from associates								189
Debt financial expenses								19,916
Other financial results, net								10,569
Net income before income tax expenses								39,372
Income tax expense								(42,114)
Net Loss								(2,742)
Attributable to:
Controlling Company								(3,288)
Non-controlling interest								546

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2022

(In million of Argentine pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/22	06/30/21	Δ $	Δ %

Revenues	264,577	295,198	(30,621)	-10.4%
Consolidated Operating Costs	(273,112)	(286,500)	13,388	-4.7%
Operating (loss) income	(8,535)	8,698	(17,233)	-198.1%
Net Financial results and earnings from associates	38,835	30,674	8,161	26.6%
Net income before income tax expense	30,300	39,372	(9,072)	-23.0%
Income tax expense	1,579	(42,114)	43,693	-103.7%
Net (loss) Income	31,879	(2,742)	34,621	-

Attributable to:
Controlling Company	31,260	(3,288)	34,548	-
Non-controlling interest	619	546	73	13.4%

Operating income before D&A	80,846	100,445	(19,599)	-19.5%
As % of Revenues	30.6%	34.0%

	06/30/22	06/30/21	Δ $	Δ %

Net Financial results
Debt financial expenses
Interests on financial debt	(2,264)	(10,913)	8,649	-79.3%
Foreign currency exhange losses on financial debt	27,253	30,829	(3,576)	-11.6%
Total Debt financial expenses	24,989	19,916	5,073	25.5%
Other financial results, net
Gains (losses) for operations with notes and bonds	(9,320)	(1,540)	(7,780)	-
Other foreign currency exhange gains (losses)	457	6,814	(6,357)	-93.3%
Other net interests and gains of investments	299	(1,693)	1,992	-117.7%
Taxes and bank expenses	(2,547)	(2,880)	333	-11.6%
Financial expenses on pension benefits	(256)	(259)	3	-1.2%
Financial discounts on assets, debts and other	(1,242)	(2,578)	1,336	-51.8%
RECPAM*	26,311	12,705	13,606	107.1%
Total other financial results, net	13,702	10,569	3,133	29.6%
Total Net Financial results	38,691	30,485	8,206	26.9%

* Inflation restatement gain / (loss)

5- Consolidated Income Statements - restated by inflation (constant figures)
Three Months Comparison
	06/30/22	06/30/21	Δ $	Δ %

Revenues	126,897	145,009	(18,112)	-12.5%
Consolidated Operating Costs	(136,907)	(146,113)	9,206	-6.3%
Operating loss	(10,010)	(1,104)	(8,906)	-
Net Financial results and earnings from associates	12,489	18,206	(5,717)	-31.4%
Net income before income tax expense	2,479	17,102	(14,623)	-85.5%
Income tax expense	1,547	(36,240)	37,787	-104.3%
Net income (loss)	4,026	(19,138)	23,164	-121.0%

Attributable to:
Controlling Company	3,664	(19,192)	22,856	-119.1%
Non-controlling interest	362	54	308	-

Operating income before D&A	33,114	45,780	(12,666)	-27.7%
As % of Revenues	26.1%	31.6%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2022

(In million of Argentine pesos)

6-	Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2021 restated to 2022 values include a variation due to the restatement of approximately 79.1% vs. a restatement variation of 14.5% for revenues as of 2022)

	06/30/22		06/30/21		1H22 IAS 29 vs. 1H21 IAS 29
	1H22 IAS 29	IAS 29 Adjustment	1H21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	247,527	31,188	274,030	121,056	(26,503)	-9.7%
Mobile Services	103,718	13,024	109,662	48,381	(5,944)	-5.4%
Internet Services	59,308	7,544	61,551	27,232	(2,243)	-3.6%
Cable TV Services	48,849	6,171	58,484	25,870	(9,635)	-16.5%
Fixed Telephony and Data Services	33,404	4,209	42,445	18,735	(9,041)	-21.3%
Other service revenues	2,248	240	1,888	838	360	19.1%
REVENUES FROM EQUIPMENT SALES	17,050	2,224	21,208	9,295	(4,158)	-19.6%

REVENUES	264,577	33,412	295,238	130,351	(30,661)	-10.4%

7-	Breakdown of consolidated revenues - restated by inflation (constant figures) Three Months Comparison

	06/30/22		06/30/21		2Q22 IAS 29 vs. 2Q21 IAS 29
	2Q22 IAS 29	IAS 29 Adjustment	2Q21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	119,224	5,954	133,683	54,642	(14,459)	-10.8%
Mobile Services	50,490	2,563	54,124	22,137	(3,634)	-6.7%
Internet Services	28,295	1,429	29,783	12,175	(1,488)	-5.0%
Cable TV Services	23,296	1,141	28,049	11,443	(4,753)	-16.9%
Fixed Telephony and Data Services	16,019	797	20,915	8,551	(4,896)	-23.4%
Other service revenues	1,124	24	812	336	312	38.4%
REVENUES FROM EQUIPMENT SALES	7,673	358	11,326	4,641	(3,653)	-32.3%

REVENUES	126,897	6,312	145,009	59,283	(18,112)	-12.5%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and second quarter - Fiscal Year 2022

(In million of Argentine pesos)

8-	Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/22		06/30/21		1H22 IAS 29 vs. 1H21 IAS 29
	1H22 IAS 29	IAS 29 Adjustment	1H21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	264,577	33,412	295,198	130,351	(30,621)	-10.4%
Employee benefit expenses and severance payments	(60,519)	(7,228)	(57,727)	(25,496)	(2,792)	4.8%
Interconnection and transmission costs	(8,118)	(1,018)	(10,898)	(4,829)	2,780	-25.5%
Fees for services, maintenance, materials and supplies	(30,711)	(4,641)	(33,625)	(15,550)	2,914	-8.7%
Taxes and fees with the regulatory authority	(20,370)	(2,555)	(22,854)	(10,097)	2,484	-10.9%
Commissions and advertising	(14,765)	(1,808)	(16,480)	(7,249)	1,715	-10.4%
Cost of equipments and handsets	(12,456)	(2,591)	(15,121)	(7,716)	2,665	-17.6%
Programming and content costs	(16,719)	(2,137)	(20,577)	(9,141)	3,858	-18.7%
Bad debt expenses	(6,454)	(903)	(5,105)	(2,241)	(1,349)	26.4%
Other operating income and expenses	(13,619)	(1,822)	(12,366)	(5,697)	(1,253)	10.1%
Subtotal Operating costs before D&A	(183,731)	(24,703)	(194,753)	(88,016)	11,022	-5.7%
Operating income before D&A	80,846	8,709	100,445	42,335	(19,599)	-19.5%
Depreciation, amortization ('D&A') and impairment of fixed assets	(89,381)	(60,187)	(91,747)	(68,159)	2,366	-2.6%
Operating income (loss)	(8,535)	(51,478)	8,698	(25,824)	(17,233)	-198.1%
Earnings from associates	144	(95)	189	39	(45)	-23.8%
Net financial results	38,691	117,131	30,485	68,502	8,206	26.9%
Net income before income tax expense	30,300	65,558	39,372	42,717	(9,072)	-23.0%
Income tax expense	1,579	(11,926)	(42,114)	(46,330)	43,693	-103.7%
Net income (loss)	31,879	53,632	(2,742)	(3,613)	34,621	-
Attributable to:
Controlling Company	31,260	53,578	(3,288)	(3,672)	34,548	-
Non-controlling interest	619	54	546	59	73	13.4%

9-	Consolidated Income Statements - restated by inflation (constant figures) Three Months Comparison

	06/30/22		06/30/21		2Q22 IAS 29 vs. 2Q21 IAS 29
	2Q22 IAS 29	IAS 29 Adjustment	2Q21 IAS 29	IAS 29 Adjustment	Δ $	Δ %
Revenues	126,897	6,312	145,009	59,283	(18,112)	-12.5%
Employee benefit expenses and severance payments	(32,111)	(1,597)	(29,834)	(12,241)	(2,277)	7.6%
Interconnection and transmission costs	(3,910)	(190)	(5,088)	(2,081)	1,178	-23.2%
Fees for services, maintenance, materials and supplies	(16,011)	(1,383)	(16,677)	(7,172)	666	-4.0%
Taxes and fees with the regulatory authority	(9,842)	(487)	(11,173)	(4,569)	1,331	-11.9%
Commissions and advertising	(7,228)	(361)	(8,507)	(3,475)	1,279	-15.0%
Cost of equipments and handsets	(5,405)	(494)	(8,003)	(3,900)	2,598	-32.5%
Programming and content costs	(7,925)	(398)	(9,510)	(3,897)	1,585	-16.7%
Bad debt expenses	(2,702)	(154)	(3,219)	(1,307)	517	-16.1%
Other operating income and expenses	(8,649)	(648)	(7,218)	(3,049)	(1,431)	19.8%
Subtotal Operating costs before D&A	(93,783)	(5,712)	(99,229)	(41,691)	5,446	-5.5%
Operating income before D&A	33,114	600	45,780	17,592	(12,666)	-27.7%
Depreciation, amortization ('D&A') and impairment of fixed assets	(43,124)	(28,170)	(46,884)	(34,410)	3,760	-8.0%
Operating loss	(10,010)	(27,570)	(1,104)	(16,818)	(8,906)	-
Earnings from associates	3	(96)	40	(15)	(37)	-92.5%
Net financial results	12,486	59,811	18,166	306	(5,680)	-31.3%
Net income before income tax expense	2,479	32,145	17,102	(16,527)	(14,623)	-85.5%
Income tax expense	1,547	(6,818)	(36,240)	(43,597)	37,787	-104.3%
Net income (loss)	4,026	25,327	(19,138)	(60,124)	23,164	-121.0%
Attributable to:
Controlling Company	3,664	25,314	(19,192)	(27,104)	22,856	-119.1%
Non-controlling interest	362	13	54	(154)	308	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 9, 2022	By:	/s/ Luis F. Rial Ubago
			Name:	Luis F. Rial Ubago
			Title:	Responsible for Market Relations